

July 9, 2010

Sean M. O'Connor
International Assets Holding Corp.
329 North Park Avenue, Suite 305
Winter Park, Florida 32789

>   **Re: International Assets Holding Corp.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **File No. 000-23554**

Dear Mr. O'Connor:

We have reviewed your response letter dated June 18, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.   Refer to the pro forma financial statements within your proposed amendment of your Form 10-K. Please reference your pro forma adjustments to the respective footnote which clearly explain the assumptions involved.

2.   We have read and considered your response to comment one and note that you continue to present an entire income statement in an attempt to reconcile the adjusted non-GAAP measures to the corresponding pro forma financial statements of the company and FCStone. As we have previously stated, it is not appropriate to present an entire non-GAAP income statement in an attempt to reconcile non-GAAP measures to GAAP (or pro forma) measures as it gives an undue prominence to the non-GAAP information. Please revise accordingly.

3.   Furthermore, in lieu of providing a full non-GAAP income statement, what consideration was given to presenting your calculation and reconciliation of pro forma adjusted non-GAAP measures similar to your calculation and reconciliation of adjusted non-GAAP measures as shown within the Selected Financial Data Section.

      You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

                          Sincerely,

                          Cicely LaMothe
                          Accounting Branch Chief